For the period ended January 31, 2005

First Quarter

I am pleased to present BMO Financial Group’s
First Quarter 2005 Report to Shareholders.

/s/ Tony Comper
Tony Comper
President and Chief Executive Officer
February 22, 2005

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2005	2004	2004	2004	2004	January 31, 2004
Income Statement Highlights
Total revenue	$2,411	$2,249	$2,361	$2,406	$2,333	3.4%
Total revenue (teb) (a)	2,439	2,279	2,393	2,445	2,371	2.9
Provision for credit losses	43	(13)	(110)	5	15	+100
Non-interest expense	1,533	1,493	1,538	1,565	1,561	(1.8)
Net income	602	551	643	591	521	15.4

Common Share Data ($)
Diluted earnings per share	$1.16	$1.06	$1.24	$1.12	$1.00	$0.16
Diluted cash earnings per share (a)	1.19	1.10	1.27	1.17	1.03	0.16
Dividends declared per share	0.44	0.44	0.40	0.40	0.35	0.09
Book value per share	24.93	24.24	24.31	23.82	22.87	2.06
Closing share price	55.28	57.55	55.40	51.90	57.79	(2.51)
Total market value of common shares ($ billions)	27.7	28.8	27.8	26.1	29.0	(1.3)

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2005	2004	2004	2004	2004	January 31, 2004
Balance Sheet Highlights
Assets (c)	$294,094	$265,194	$261,944	$273,056	$265,394	10.8%
Net loans and acceptances	160,825	156,248	158,046	156,436	149,585	7.5
Deposits	182,332	175,190	181,059	184,927	178,069	2.4
Common shareholders’ equity	12,482	12,143	12,179	11,963	11,490	8.6

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	21.8	18.9	18.7	14.8	15.2
Diluted earnings per share growth	16.0	9.3	30.5	45.5	33.3
Diluted cash earnings per share growth (a)	15.5	10.0	28.3	44.4	30.4
Return on equity	19.4	17.8	21.0	20.4	18.3
Cash return on equity (a)	20.0	18.5	21.7	21.1	19.0
Net economic profit (NEP) growth (a)	22.0	10.3	53.7	+100	94.9
Revenue growth	3.4	(3.9)	3.8	12.7	3.8
Revenue growth (teb) (a)	2.9	(4.3)	4.0	12.2	3.7
Non-interest expense-to-revenue ratio	63.6	66.4	65.2	65.0	66.9
Non-interest expense-to-revenue ratio (teb) (a)	62.9	65.5	64.3	64.0	65.9
Cash non-interest expense-to-revenue ratio (teb) (a)	61.9	64.4	63.2	62.9	64.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.11	(0.03)	(0.28)	0.01	0.04
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.10	7.47	8.90	10.28	12.58
Cash and securities-to-total assets ratio	25.0	25.8	27.3	29.2	29.1
Tier 1 capital ratio	9.72	9.81	9.44	9.67	9.65
Credit rating
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	(1.5)	20.0	27.5	33.1	44.1
Dividend yield	3.2	3.1	2.9	3.1	2.4
Price-to-earnings ratio (times)	12.1	13.0	12.8	12.8	15.7
Market-to-book value (times)	2.22	2.37	2.28	2.18	2.53
Net economic profit ($ millions) (a)	291	244	339	302	238
Return on average assets	0.81	0.83	0.95	0.87	0.77
Net interest margin	1.61	1.77	1.82	1.70	1.82
Net interest margin (teb) (a)	1.64	1.82	1.87	1.75	1.88
Non-interest revenue-to-total revenue	50.3	47.7	47.5	52.0	47.4
Non-interest revenue-to-total revenue (teb) (a)	49.7	47.1	46.9	51.2	46.6
Non-interest expense growth	(1.8)	(3.4)	3.6	5.4	(0.7)
Total capital ratio	11.50	11.31	11.19	11.53	11.67
Tier 1 capital ratio — U.S. basis	9.28	9.44	9.10	9.28	9.25
Equity-to-assets ratio	4.8	5.2	5.0	4.7	4.7

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section on pages 4 and 5 for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
(c)	Refer to discussion of Variable Interest Entities in Note 2 to the January 31, 2005 unaudited interim consolidated financial statements.

Management’s Discussion and Analysis (MD&A)

Year-over-Year Operating Highlights:

•	Net income of $602 million, up $81 million or 15%

•	Higher volumes and lower costs contribute to improved results

•	EPS[1] of $1.16 and cash EPS[2] of $1.19, both up 16%

•	ROE of 19.4%, up from 18.3%

•	A $43 million specific provision for credit losses, with no reduction in the general allowance, compared with a $55 million specific provision and a $40 million reduction in the general allowance

•	Revenue[2] growth of 2.9% (5.1% excluding the impact of the weaker U.S. dollar)

•	Expense reduction of 1.8% (up 0.3% excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] improves 299 basis points to 62.9% and cash productivity ratio[2] improves 288 basis points to 61.9%

•	Tier 1 Capital Ratio of 9.72%, compared with 9.65% a year ago and 9.81% at the end of 2004

Other Highlights:

•	Net income up $51 million or 9.5% from the fourth quarter of 2004

•	Revenue growth of 7.0% from the fourth quarter (8.3% excluding the impact of the weaker U.S. dollar)

•	Expense growth of 2.7% from the fourth quarter (3.9% excluding the impact of the weaker U.S. dollar)

•	Specific provision for credit losses now anticipated to be $350 million or less in fiscal 2005, versus the 2005 target of $400 million or less

•	Announced a $0.02 or 4.5% increase in common share dividends to $0.46 per quarter

1	All Earnings per Share (EPS) measures in the MD&A refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in the MD&A are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this quarterly report, the names BMO and BMO Financial Group mean Bank of Montreal.

MD&A commentary is as of February 22, 2005. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Summary Data

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Revenue per financial statements	2,411	78	3%		162	7%
Taxable equivalent basis (teb) adjustment	28	(10)	(27%	)	(2)	(9%	)

Revenue (teb) (1)	2,439	68	3%		160	7%
Specific provision for credit losses	43	(12)	(22%	)	6	16%
Reduction of the general allowance	—	40	100%		50	100%

Total provision for credit losses	43	28	+100%		56	+100%
Non-interest expense	1,533	(28)	(2%	)	40	3%
Income taxes per financial statements	219	(13)	(5%	)	6	2%
Taxable equivalent basis adjustment	28	(10)	(27%	)	(2)	(9%	)

Income taxes (teb) (1)	247	(23)	(8%	)	4	1%
Net income	602	81	15%		51	9%

Amortization of intangible assets (after tax)	19	—	—		—	—
Cash net income (1)	621	81	15%		51	9%
Earnings per share — basic ($)	1.18	0.16	16%		0.10	9%
Earnings per share — diluted ($)	1.16	0.16	16%		0.10	9%
Cash earnings per share — diluted ($) (1)	1.19	0.16	16%		0.09	8%
Return on equity (ROE)	19.4%		1.1%			1.6%
Cash ROE (1)	20.0%		1.0%			1.5%
Non-interest expense-to-revenue ratio	63.6%		(3.3%	)		(2.8%	)
Non-interest expense-to-revenue (teb) ratio (1)	62.9%		(3.0%	)		(2.6%	)
Cash non-interest expense-to-revenue (teb) ratio (1)	61.9%		(2.8%	)		(2.5%	)
Net interest margin	1.61%		(0.21%	)		(0.16%	)
Net interest margin (teb) (1)	1.64%		(0.24%	)		(0.18%	)

Operating Group net income:
Personal and Commercial Client Group	294	53	22%		27	10%
Private Client Group	73	19	37%		20	39%
Investment Banking Group	236	31	15%		45	24%
Corporate Support, including Technology and Solutions (T&S) (2)	(1)	(22)	(+100%	)	(41)	(+100%	)

BMO Financial Group net income	602	81	15%		51	9%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 above and the non-GAAP Measures section on pages 4 and 5 which outline the use of non-GAAP measures in the MD&A.
(2)	Excluding the reduction in the general allowance for credit losses, Corporate Support net income increased $4 million from a year ago and declined $8 million from the fourth quarter.

BMO Financial Group First Quarter Report 2005  1

Management’s Discussion and Analysis

Performance Overview

Net income for the first quarter ended January 31, 2005 was $602 million, up $81 million from $521 million a year ago. Earnings per share (EPS) of $1.16 rose 16%. Cash EPS, which reflects the add-back of the after-tax amortization of intangible assets, also rose 16%, to $1.19.

“The year is off to a good start and we are well positioned to achieve all of our financial targets for fiscal 2005,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group on release of results on February 22, 2005. “We again improved our productivity, our top priority for 2005, and each of our client operating groups posted higher earnings than a year ago.”

Net income in the first quarter of 2005 benefited from certain items, recorded primarily in Investment Banking Group:

•	The $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains; and

•	A $32 million recovery of prior years’ income taxes.

Net income in the first quarter of 2004 also benefited from the net effect of certain items, recorded in Corporate Support:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on Bank of Montreal shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction in the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	An increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $53 million (or $0.10 per share) after tax impact of the two items benefiting the current quarter and the $18 million (or $0.03 per share) after tax net benefit of the four items affecting results of a year ago, net income was $549 million, up $46 million or 9.0% from a year ago. On a similarly adjusted basis, EPS was $1.06 and cash EPS was $1.09, both up 9%.

The $46 million increase was attributable to volume growth in Personal and Commercial Client Group, higher full-service investing and mutual fund fees in Private Client Group, improved trading revenue, and cost management in all client operating groups. These improvements were partially offset by lower net investment securities gains on the remaining investment portfolios and the impact of reduced spreads in Investment Banking Group.

Revenue1 increased $68 million or 2.9% from a year ago to $2,439 million, as Personal and Commercial Client Group revenue rose $85 million or 7.1%, driven by strong volume growth. Private Client Group revenue increased $11 million or 2.2%, while Investment Banking Group revenue fell $12 million or 1.6%, as lower net interest income offset improved trading revenue. Net investment securities gains were down slightly from a year ago, despite the $32 million impact of the change in accounting for merchant banking investments. The weaker U.S. dollar lowered revenue growth by $52 million or 2.2 percentage points overall and reduced the pace of revenue growth in each of the client operating groups. The net impact of accounting changes in the first quarter of last year increased revenue in that period by $16 million.

Net interest margin1 was lower in each of the operating groups, but was relatively unchanged in personal and commercial banking in Canada. BMO’s overall net interest margin for the first quarter of 2005 declined by 24 basis points from the prior year, to 1.64%. All but 6 basis points of the decline relates to the combination of: a change in accounting for variable interest entities (VIEs) that resulted in the inclusion of an average $20.6 billion of VIE assets in BMO’s balance sheet in 2005 (12 basis point impact); and the adjustment to mortgage prepayment fees that increased revenue of a year ago (6 basis point impact). Net interest margin declined 18 basis points relative to the fourth quarter, due primarily to the inclusion of VIE assets, while net interest margin in personal and commercial banking in Canada was slightly higher. Net interest margins are detailed in the revenue section on pages 6 and 7.

Results included $43 million of specific provisions for credit losses, compared with specific provisions of $55 million in the first quarter of 2004. Results of a year ago also included a $40 million reduction in the general allowance for credit losses, resulting in an overall $28 million increase in the provision in the current quarter.

Non-interest expense totalled $1,533 million, a decrease of $28 million or 1.8% from the first quarter of 2004. Excluding the impact of the weaker U.S. dollar, expenses were essentially unchanged from a year ago, due primarily to effective cost management. The non-interest expense-to-revenue ratio1 (productivity ratio) was 62.9% in the first quarter of 2005, compared with 65.9% a year ago. The cash productivity ratio improved 288 basis points to 61.9%.

Relative to the fourth quarter, net income rose $51 million or 9.5%, driven by improved revenues in each of our client operating groups. This quarter’s results benefited from the $53 million after-tax impact of the two items mentioned previously, while the fourth quarter benefited from a $50 million ($33 million after tax) reduction in the general allowance.

“We remain focused on our key corporate priorities for 2005,” added Mr. Comper. “This focus contributed to our broadly-based improvement in results relative to the preceding quarter and permits us to again announce an increase in dividends to common shareholders.”

Revenue for the quarter increased $160 million or 7.0% from the fourth quarter. Revenue rose in all operating groups, with Personal and Commercial Client Group benefiting from higher volumes and Private Client Group benefiting from increased client trading activity in the full-service and direct investing businesses. Investment Banking Group earned significantly improved trading and commission revenue, reflecting higher client volumes, and higher origination activity. Net investment

1	On a taxable equivalent basis — see the Non-GAAP Measures section on pages 4 and 5.

2   BMO Financial Group First Quarter Report 2005

securities gains were unchanged from the fourth quarter, despite the $32 million impact of the current quarter’s accounting change to record investments of merchant banking subsidiaries at fair value. The fourth quarter was affected by a $14 million charge to credit card fees, while the weaker U.S. dollar lowered revenue growth from the fourth quarter by approximately $29 million or 1.3 percentage points.

This quarter’s specific provision for credit losses of $43 million compared with a specific provision of $37 million and a $50 million reduction of the general allowance in the fourth quarter, resulting in an overall $56 million increase in the provision.

Non-interest expense increased $40 million or 2.7% from the fourth quarter. Costs declined in Personal and Commercial Client Group, but were up in Private Client Group and Investment Banking Group (IBG), due to higher performance-based compensation. IBG’s performance-based compensation was lowered in the fourth quarter to align with results for that quarter. The weaker U.S. dollar lowered expense growth from the fourth quarter by approximately $18 million or 1.2 percentage points. Our overall productivity and cash productivity ratios improved from the fourth quarter by 263 basis points and 252 basis points, respectively.

During the quarter, we repurchased 2,046,500 Bank of Montreal common shares under our common share repurchase program at an average cost of $56.16 per share, for a total cost of $115 million.

On February 22, 2005, BMO’s Board of Directors approved a quarterly dividend payable to common shareholders of $0.46, representing a 4.5% increase over the first quarter dividend of $0.44 per share. Quarterly dividends have increased 15% from the second quarter of 2004.

Annual Targets for 2005
•	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)
•	ROE of 17% to 18%
•	Specific provision for credit losses of $400 million or less We now anticipate specific provisions of $350 million or less in fiscal 2005
•	Tier 1 capital ratio of at least 8.0%
•	Improve our cash productivity ratio by 150 to 200 basis points

Performance to January 31, 2005
•	EPS of $1.16, up 22% from $0.95 (excluding changes in the general allowance in 2004)
•	19.4%
•	Specific provision for credit losses of $43 million
•	9.72%
•	288 basis points improvement year-over-year

2005 Earnings and Economic Outlook

We anticipate achieving our annual targets for 2005 that were established at the end of last year and are outlined above. However, we now anticipate somewhat slower economic growth in Canada than we expected at the end of fiscal 2004. After expanding an estimated 2.6% in calendar year 2004, Canadian real GDP is now projected to grow at a moderate rate of 2.8% in 2005, down from our year-end estimate of 3.2%. Low interest rates will support personal and business spending, though the high Canadian dollar will continue to challenge exporters. Interest rates are expected to remain stable until autumn, before rising modestly late in the year. The Canadian dollar is projected to trade within a narrow range of 79 to 81 cents U.S., with support from the large Canadian trade surplus counterbalancing the effects of expectations of higher interest rates in the United States than in Canada. Low interest rates will underpin growth in household and business lending, while recent strength in equity markets should promote investment banking and wealth management activities.

Though moderating from the strong 4.4% pace of 2004 due to reduced monetary and fiscal stimulus, the United States economy is projected to grow at a still healthy rate of 3.6% in 2005, down slightly from our year-end estimate of 3.7%. Business spending on capital equipment should remain strong amid growing confidence and rising profits, supporting demand for business loans. However, housing activity will moderate as rising interest rates reduce affordability, slowing demand for residential mortgages. Interest rates are projected to increase gradually in 2005 as the Federal Reserve reduces the monetary stimulus in the system.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States in December 2004 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings and the effectiveness of controls and procedures over those disclosures. BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended January 31, 2005.

As in prior quarters, BMO’s audit committee reviewed this MD&A, and the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved these documents prior to their release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2004 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

BMO Financial Group First Quarter Report 2005  3

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this quarterly report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Financial Performance Review

Non-GAAP Measures Used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2005	Q4-2004	Q1-2004
Net interest income per financial statements (a)	1,198	1,176	1,227
Non-interest revenue	1,213	1,073	1,106

Revenue per financial statements (b)	2,411	2,249	2,333

Taxable equivalent basis (teb) adjustment (c)	28	30	38

Net interest income (teb) (a+c) (d) (1)	1,226	1,206	1,265
Non-interest revenue	1,213	1,073	1,106

Revenue (teb) (e) (1)	2,439	2,279	2,371

Provision for income taxes per financial statements	219	213	232
Taxable equivalent basis adjustment	28	30	38

Provision for income taxes (teb) (1)	247	243	270

Non-interest expense (f)	1,533	1,493	1,561
Amortization of intangible assets	(24)	(25)	(26)

Cash-based expense (g) (1)	1,509	1,468	1,535

Net income	602	551	521
Amortization of intangible assets, net of income taxes	19	19	19

Cash net income (1)	621	570	540
Preferred share dividends	(8)	(5)	(8)
Charge for capital (1)	(322)	(321)	(294)

Net economic profit (1)	291	244	238

Non-interest expense-to-revenue ratio (2) (%) ((f/b) × 100)	63.6	66.4	66.9
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) × 100)	62.9	65.5	65.9
Cash non-interest expense to revenue (teb) ratio (1) (2) (%) ((g/e) × 100)	61.9	64.4	64.7
Net interest margin annualized (%) ((a / average assets) × 100)	1.61	1.77	1.82
Net interest margin (teb) annualized (1) (%) ((d / average assets) × 100)	1.64	1.82	1.88
EPS (uses net income) ($)	1.16	1.06	1.00
Cash EPS (1) (uses cash net income) ($)	1.19	1.10	1.03

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

4  BMO Financial Group First Quarter Report 2005

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the first quarter of 2005 were lowered relative to the comparable period a year ago and to the fourth quarter by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rate in the first quarter of 2005 approximated the rate at the end of the fourth quarter. As such, there were low amounts of hedging gains in the first quarter of 2005.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section on page 9.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2005
(Canadian $ millions, except as noted)	vs. Q1-2004	vs. Q4-2004
Canadian/U.S. dollar exchange rate (average)
Current period	1.2100	1.2100
Prior period	1.3069	1.2642

Reduced revenue	(52)	(29)
Reduced expense	33	18
Reduced provision for credit losses	2	1
Reduced income taxes	4	2

Reduced net income before hedging gains	(13)	(8)
Hedging gains	1	1
Income taxes thereon	—	—

Reduced net income	(12)	(7)

Value Measures

Annualized ROE for the quarter was 19.4%, ahead of our annual target of 17% to 18% and up from 18.3% in the first quarter of 2004 and from 17.8% in the fourth quarter.

EPS of $1.16 rose $0.16 or 16% from the first quarter a year ago and $0.10 or 9.4% from the fourth quarter. BMO is targeting 3% to 8% EPS growth for the year, excluding the impact of changes in the general allowance in both years. Excluding the impact of a $40 million reduction of the general allowance in the first quarter of 2004 and a $50 million reduction in the fourth quarter, EPS increased 22% from a year ago and 16% from the fourth quarter.

Net economic profit was $291 million (see the foregoing Non-GAAP Measures section), compared with $238 million in the first quarter of 2004 and $244 million in the fourth quarter.

The total shareholder return (TSR) on an investment in BMO common shares was negative 3.2% in the first quarter and negative 1.5% for the twelve months ended January 31, 2005. BMO’s average annual TSR for the five-year period ended January 31, 2005 was 21.8%, above the six-bank average of 20.4% and improving to third best of Canada’s banks. The comparable S&P/TSX average annual total return was 3.4%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

BMO Financial Group First Quarter Report 2005  5

Management’s Discussion and Analysis

Net Income

Net income for the first quarter of 2005 was $602 million, an increase of $81 million or 15% from a year ago.

Net income benefited from certain items, recorded primarily in Investment Banking Group:

•	The $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains; and

•	A $32 million recovery of prior years’ income taxes.

Net income in the first quarter of 2004 also benefited from the net effect of certain items, recorded in Corporate Support:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on BMO shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction in the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	An increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $53 million (or $0.10 per share) after tax impact of the two items benefiting the current quarter and the $18 million (or $0.03 per share) net benefit of the four items affecting results of a year ago, net income was $549 million, up $46 million or 9.0% from a year ago. On a similarly adjusted basis, EPS was $1.06 and cash EPS was $1.09, both up 9%.

The $46 million increase was attributable to volume growth in Personal and Commercial Client Group, higher full-service investing and mutual fund fees in Private Client Group, improved trading revenue, and cost management across all the client operating groups. These improvements were partially offset by lower net investment securities gains on the remaining investment portfolios.

Relative to the fourth quarter, net income rose $51 million or 9.5%, driven by improved revenues in each of our client operating groups. This quarter’s results benefited from the $53 million after tax impact of the two items mentioned previously, while the fourth quarter benefited from a $50 million ($33 million after tax) reduction in the general allowance.

Net income from U.S.-based businesses totalled $156 million or 25.9% of BMO’s net income in the quarter, compared with $48 million or 9.2% in the first quarter a year ago. The improvement was primarily due to a lower provision for credit losses, the change in accounting for merchant banking investments, stronger trading revenues, effective expense management in the first quarter of 2005 and the $19 million adjustment to future income tax liabilities in the first quarter of 2004. Net income from U.S.-based businesses totalled $62 million or 11.3% in the fourth quarter. The increase from the fourth quarter was attributable to the change in accounting for merchant banking investments, stronger trading revenues, commission revenues and mergers and acquisition activity in the United States, as well as effective expense management in the first quarter and wealth management business optimization costs in the fourth quarter.

This quarter, the summary income statements presented in the Review of Operating Groups Performance section of the MD&A starting on page 11 have been expanded to provide summary data on the U.S. operations of each of the operating groups.

Revenue

As explained in the preceding Non-GAAP Measures section on page 5, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenues in this Financial Review are stated on that basis.

Revenue totalled $2,439 million and was $68 million or 2.9% higher than the first quarter a year ago. The weaker U.S. dollar lowered revenue growth by $52 million or 2.2 percentage points and reduced the pace of growth in each of the client groups.

Net investment securities gains were largely consistent with a year ago, although this quarter’s revenue benefited from the $32 million impact of a change in accounting policy to record investments of merchant banking subsidiaries at fair value. The first quarter of 2004 benefited from the one-time impact of accounting changes that increased revenue by a net $16 million.

Personal and Commercial Client Group revenue rose $85 million or 7.1% on higher volumes in most product areas and the incremental impact of acquired businesses. While the acquisition of Mercantile Bancorp, Inc. was completed during the quarter, it had minimal impact on results this period. Private Client Group revenue rose $11 million or 2.2% from a year ago, primarily due to higher non-interest revenue, tempered by the weaker U.S. dollar. Investment Banking Group revenue fell $12 million or 1.6%, driven by lower net interest income resulting from compressed spreads and our strategy of exiting certain non-core relationships.

Revenue for the quarter increased $160 million or 7.0% from the fourth quarter. Revenue rose in all operating groups, with Personal and Commercial Client Group benefiting from higher volumes and Private Client Group benefiting from increased client trading activity in the full-service and direct investing businesses. Investment Banking Group earned significantly improved trading revenue on higher client volumes, and higher origination and commission revenues. Net investment securities gains were unchanged from the fourth quarter, despite the change in accounting for merchant banking investments. The fourth quarter was affected by a $14 million charge to credit card fees associated with rising reward redemption rates, while the weaker U.S. dollar lowered revenue growth from the fourth quarter by approximately $29 million or 1.3 percentage points.

Net Interest Margin (teb)

		Increase/	Increase/
		(Decrease)	(Decrease)
(In basis points)	Q1-2005	vs. Q1-2004	vs. Q4-2004
P&C Canada	268	(1)	2
P&C United States	358	(40)	—

Personal and Commercial Client Group	282	(5)	1
Private Client Group	786	(9)	55
Investment Banking Group	68	(21)	(16)
Corporate Support, including Technology and Solutions (T&S)	nm	nm	nm

Total BMO	164	(24)	(18)

nm — not meaningful

6  BMO Financial Group First Quarter Report 2005

Net interest income was $1,226 million, a decrease of $39 million from the first quarter of last year. Average assets rose $28.0 billion, largely due to the consolidation of an average $20.6 billion of VIE assets. Net interest margin was 1.64%, a decline of 24 basis points from a year ago. As explained previously, consolidating the assets of VIEs this quarter resulted in a 12 basis points decline in net interest margin. The first quarter of 2004 benefited from the one-time impact of $42 million of mortgage prepayment fees in net interest income of Corporate Support Group, which increased net interest margin by 6 basis points. Excluding the foregoing items, net interest margin declined 6 basis points.

Personal and Commercial Client Group net interest margin fell 5 basis points, primarily due to lower margin in the United States largely associated with margin compression in the low rate environment. Investment Banking Group net interest margin fell 21 basis points from a year ago due to the inclusion of VIE assets (10 basis points impact), compressed spreads in its interest-rate-sensitive businesses and corporate lending portfolio, and increased costs of client deposits.

Relative to the fourth quarter, net interest income rose $20 million. Average assets rose $32.1 billion. Net interest margin fell by 18 basis points, or 6 basis points excluding the impact of VIE assets. Net interest margin in P&C Canada remained stable but fell in Investment Banking Group, due to the inclusion of VIE assets and increased costs on client deposits this quarter and higher cash collections in the fourth quarter of last year.

Non-interest revenue increased $107 million or 9.7% from the prior year to $1,213 million. Non-interest revenue in the first quarter a year ago was lowered by $26 million because of the one-time impact of the change in accounting for gains and losses on Bank of Montreal shares held by BMO subsidiaries.

Investment securities gains were down slightly to $37 million, despite the $32 million gain on the change in accounting for merchant banking investments. Trading revenue was a significant contributor to growth, while debt origination and mutual fund fees also rose. As a result of the consolidation of certain VIEs in 2005, income earned from these VIEs has been reclassified to other revenue. Other revenue, which includes a number of sundry revenues, was appreciably higher, due in part to the foregoing reclassification. Securitization revenues declined, as we terminated a tranche of our credit card loans securitization in the quarter. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.

Relative to the fourth quarter, non-interest revenue rose $140 million or 13%. There was significantly higher trading income due to favourable trading conditions and increased client activity in the commodities, foreign exchange and equity markets. Securities commissions and equity and debt origination activity also rose, while card services fees improved, primarily due to the $14 million adjustment to card fees recorded in the fourth quarter. Investment securities gains were unchanged from the fourth quarter despite the $32 million impact of the change in accounting. Other revenue rose, in part due to the reclassification of fees charged to VIEs, and securitization revenues declined, as discussed above.

Non-Interest Expenses

Non-interest expense of $1,533 million in the first quarter declined $28 million or 1.8% from the first quarter of last year. The $33 million impact of the weaker U.S. dollar, reduced performance-based compensation and the impact of cost management offset growth in other areas.

Non-interest expense increased $40 million or 2.7% from the fourth quarter. Costs declined in Personal and Commercial Client Group but were higher in Investment Banking Group, due to higher performance-based compensation, as its performance-based compensation was lowered in the fourth quarter to align with results for that quarter.

Our productivity ratio was 62.9% in the quarter, compared with 65.9% in the first quarter a year ago and 65.5% in the fourth quarter. Our cash productivity ratio for the quarter improved 288 basis points from a year ago and 252 basis points from the fourth quarter to 61.9%.

Risk Management

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2005	Q4-2004	Q1-2004
New specific provisions	93	107	197
Reversals of previously established allowances	(34)	(45)	(110)
Recoveries of loans previously written off	(16)	(25)	(32)

Specific provision for credit losses	43	37	55
Reduction of the general allowance	—	(50)	(40)

Provision for (recovery of) credit losses	43	(13)	15

Specific PCL as a % of average net loans and acceptances (annualized)	0.11%	0.09%	0.15%
PCL as a % of average net loans and acceptances (annualized)	0.11%	(0.03% )	0.04%

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	1,119	1,303	1,918

Additions to impaired loans and acceptances	89	109	242
Reductions in impaired loans and acceptances	(47)	(162)	(265)

Net new additions (reductions)	42	(53)	(23)
Write-offs	(72)	(131)	(109)

GIL, End of Period	1,089	1,119	1,786

GIL as a % of gross loans and acceptances	0.67%	0.71%	1.18%
GIL as a % of equity and allowances for credit losses	7.10%	7.47%	12.58%

The provision for credit losses totalled $43 million in the quarter, compared with $15 million in the first quarter of 2004 and a $13 million recovery in the fourth quarter. There was a $40 million reduction of the general allowance in the first quarter of 2004 and a $50 million reduction in the fourth quarter.

BMO Financial Group First Quarter Report 2005  7

Management’s Discussion and Analysis

Specific provisions of $43 million in the quarter compared with $55 million in the comparable quarter of 2004 and $37 million in the fourth quarter. The components of the specific provision are outlined in the foregoing Provisions for Credit Losses table. Specific provisions represented 11 basis points of average net loans and acceptances, including securities purchased under resale agreements, up from the fourth quarter but down from a year ago and below the 34 basis points average of the past five fiscal years. We expect the credit environment to remain favourable in 2005 and now anticipate that specific provisions in fiscal 2005 will be $350 million or less, down from our 2005 target of $400 million that was established at the beginning of the year. The fiscal 2005 target is higher than specific provisions of $67 million recorded in 2004 due to the expectation that reversals of previously established allowances and recoveries of loans previously written off will be substantially lower than in 2004.

Gross impaired loans were $1,089 million at the end of the quarter, down $30 million from the fourth quarter and $697 million from a year ago. Factors contributing to the reductions are outlined in the foregoing Changes in Gross Impaired Loans table. Impaired loans have declined for seven consecutive quarters and are at their lowest level in the past five years.

Gross impaired loans represent 0.67% of gross loans and acceptances at the end of the quarter, compared with 0.71% at the end of the fourth quarter 2004. Gross impaired loans as a percentage of equity and allowance for credit losses decreased to 7.10%, from 7.47% at the end of 2004.

New impaired loan formations totalled $89 million in the quarter, down from $109 million in the fourth quarter and $242 million a year ago. Formations are in line with expectations at this stage of the economic cycle.

In the first quarter of 2005, there were no further sales of impaired loans. Although secondary loan markets remain strong, we chose not to sell any of our remaining positions at prices lower than we considered to be attractive.

Asset quality conditions and credit performance have remained stable this quarter. Our outlook on credit quality remains positive for 2005, as BMO has acceptably low exposure to sectors of concern, corporate default rates are low and U.S. economic growth in 2005 is expected to remain solid. However, unexpected further strengthening of the Canadian dollar may impact the quality of the Canadian commercial/corporate loan portfolio, affecting those industries that depend heavily on exports or for which there is substantial import competition, including automotive and forestry.

The total allowance for credit losses of $1,314 million at the end of the first quarter was comprised of a specific allowance of $297 million and a general allowance of $1,017 million. The specific allowance was down $300 million from a year ago and $1 million from the fourth quarter. The decrease in the specific allowance was due to low levels of new specific provisions relative to write-offs and reversals. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and totalled $1,017 million at the end of the quarter, an increase of $7 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities purchased under resale agreements, represented 86.8% of the loan portfolio at the end of the first quarter, up from 84.5% at the end of the first quarter of 2004 and from 86.3% at the end of the fourth quarter.

BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 62 to 65 of the 2004 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting Market Value Exposure has been generally consistent quarter-over-quarter. In the first quarter of 2005, a one-day correlated Earnings Volatility (EV) model for money market/accrual portfolios in trading and underwriting was implemented for market risk management and reporting purposes. The decrease in the EV risk level in the following table was primarily due to the implementation of this model. There were no other significant changes to risk and liquidity and funding management practices in the quarter.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2005	2004	2005	2004
Trading and Underwriting**	10.8	10.0	10.4	18.0
Structural	334.3	340.2	34.4	28.0

Total	345.1	350.2	44.8	46.0

*	Measured at a 99% confidence interval.
**	Trading and Underwriting MVE is equivalent to Total Trading and Underwriting VaR on an after-tax basis.

Total Trading and Underwriting Value at Risk (VaR) Summary ($ millions)*

For the quarter ended January 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low
Commodity VaR	2.5	1.6	2.9	1.0
Equity VaR	4.3	4.6	6.1	3.5
Foreign exchange VaR	0.1	0.5	1.9	0.1
Interest rate VaR (mark-to-market)	3.5	4.1	6.2	2.7
Correlation effect	(5.2)	(5.1)	(7.0)	(4.3)

Comprehensive VaR	5.2	5.7	7.7	4.4
Interest rate VaR	7.2	6.5	9.1	5.6
Credit spread VaR	4.1	4.1	5.2	3.4

Total VaR	16.5	16.3	19.0	14.6

*	One-day measure using a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)	As at Jan. 31, 2005		As at Oct. 31, 2004
		Earnings		Earnings
	Economic	sensitivity	Economic	sensitivity
	value	over the next	value	over the next
	sensitivity	12 months	sensitivity	12 months
100 basis point increase	(231.1)	20.3	(224.3)	9.2
100 basis point decrease	190.2	(20.7)	183.7	(20.2)

200 basis point increase	(483.1)	44.7	(470.4)	22.2
200 basis point decrease	357.6	(73.8)	332.3	(62.9)

*	Exposures are in brackets and benefits are represented by positive amounts.

8  BMO Financial Group First Quarter Report 2005

Income Taxes

As explained in the Non-GAAP Measures section on page 5, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.

The provision for income taxes decreased $23 million from the first quarter a year ago and increased $4 million from the fourth quarter to $247 million. This quarter’s results included a $32 million recovery of prior years’ income taxes, while results of a year ago included a $19 million increase to the provision in respect of future income tax liabilities related to U.S. real estate. The effective tax rate for the quarter was 28.6% (32.3% excluding the tax recovery), compared with 33.9% (31.5% excluding the increase to the provision for future tax liabilities) in the first quarter a year ago and 30.6% in the fourth quarter. We consider the sustainable rate to be 31% to 32%.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Although the average Canadian/U.S. dollar exchange rate declined in the first quarter relative to the fourth quarter, the U.S. dollar was stronger relative to the Canadian dollar at the end of the first quarter than at October 31, 2004. As such, this quarter’s hedging of the investments in U.S. operations has given rise to an income tax recovery of $61 million in shareholders’ equity for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included on page 21 of the unaudited interim consolidated financial statements for further details.

Summary Quarterly Results Trends

	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
(Canadian $ in millions, except as noted)	2005	2004	2004	2004	2004	2003	2003	2003
Total revenue (teb)	2,439	2,279	2,393	2,445	2,371	2,380	2,304	2,177
Provision for (recovery of) credit losses	43	(13)	(110)	5	15	95	90	120
Non-interest expense	1,533	1,493	1,538	1,565	1,561	1,545	1,485	1,484

Net income	602	551	643	591	521	501	494	398

Basic earnings per share ($)	1.18	1.08	1.27	1.16	1.02	0.99	0.97	0.78
Diluted earnings per share ($)	1.16	1.06	1.24	1.12	1.00	0.97	0.95	0.77

Operating group net income:
P&C — Canada	263	235	242	183	215	220	217	186
P&C — Chicagoland	31	32	27	25	26	29	24	21

Personal and Commercial Client Group	294	267	269	208	241	249	241	207
Private Client Group	73	53	58	62	54	42	37	25
Investment Banking Group	236	191	230	206	205	178	181	158
Corporate Support, including T&S	(1)	40	86	115	21	32	35	8

BMO Financial Group net income	602	551	643	591	521	501	494	398

The limited impact of seasonal factors affecting BMO’s results was outlined on page 67 of the 2004 Annual Report. The most notable change in results trends was the increase in the provision for credit losses, consistent with our higher provisioning target for 2005. Also influencing this increase was the absence of any reduction in the general allowance, which had been reduced in each quarter of 2004. The overall trend of increasing quarterly earnings remains largely intact, although results were particularly favourable in the third quarter of 2004, primarily due to the large recovery of credit losses. The weakening of the U.S. dollar continues to dampen revenue and expense growth.

Balance Sheet

Total assets of $294.1 billion increased $28.9 billion from October 31, 2004. The increase primarily reflects growth in other assets ($21.9 billion), net loans and acceptances ($4.6 billion), securities ($2.7 billion) and cash resources ($2.2 billion). Derivative financial instruments decreased $2.6 billion. The higher Canadian/U.S. dollar exchange rate increased total assets by $2.0 billion.

The $21.9 billion increase in other assets reflects the inclusion of $21 billion of VIE assets.

The $4.6 billion increase in net loans and acceptances was attributable to a $2.3 billion increase in residential mortgages and retail loans, due to growth in the low interest rate environment and the termination of a tranche of our credit card loans securitization. There was also a $1.9 billion increase in securities purchased under resale agreements and a $0.4 billion increase in net loans to businesses and governments and related acceptances.

The $2.7 billion increase in securities was attributable to an increase in trading securities, largely associated with credit and equity derivative activities. Investment securities market value excess over book value decreased $24 million from the fourth quarter to $62 million, mainly reflecting a reduction in the excess related to U.S. government securities. Corporate equities market value excess increased slightly even though there is no excess for merchant banking investments this quarter because of the accounting change to record those investments at fair value.

BMO Financial Group First Quarter Report 2005   9

Management’s Discussion and Analysis

The $2.2 billion increase in cash resources was primarily from increased deposits with other banks to take advantage of market opportunities.

Total liabilities increased $28.6 billion from October 31, 2004, reflecting increases in other liabilities ($20.5 billion), deposits ($7.1 billion), securities sold under repurchase agreements ($2.1 billion), securities sold but not yet purchased ($1.4 billion) and subordinated debt ($0.5 billion). Derivative financial instruments decreased $2.1 billion, in line with the decrease in related assets previously outlined. Acceptances decreased $0.9 billion.

The increase in other liabilities is mainly due to the inclusion of VIE liabilities.

Deposits by banks, which account for 13% of total deposits, increased $3.8 billion and were used to fund the increases in cash resources and securities. Deposits by business and governments, which account for 45% of total deposits, increased $1.7 billion and deposits from individuals, which account for 42% of total deposits, increased $1.6 billion. The $3.3 billion increase in business and governments and individuals deposits was used to fund growth in loans.

Contractual obligations by year of maturity were outlined in Table 24 on page 81 of BMO’s 2004 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management

BMO’s Tier 1 capital ratio was 9.72%, down from 9.81% at the end of 2004, primarily due to risk-weighted asset growth including the acquisition of Mercantile Bancorp, Inc. The ratio was up from 9.65% at the end of the first quarter of 2004 and remains well above our minimum target of 8.0%.

The total capital ratio was 11.50%, compared with 11.31% at the end of last year and 11.67% a year ago. The increase from the year end was primarily attributable to higher retained earnings and net capital issuances, partially offset by growth in risk-weighted assets.

During the quarter, BMO raised $500 million of subordinated debt through the issue of Series C Medium Term Notes, First Tranche, due January 2015, under our Canadian Medium Term Note Program. The issue, which closed on January 21, adds to BMO’s Tier 2 Capital base. The net proceeds of the offering will be used for general banking purposes.

As explained in Note 2 to the attached unaudited interim consolidated financial statements, this quarter we have consolidated certain variable interest entities (VIEs), referred to as multi-seller conduits, increasing our assets by $21 billion (average assets by $20.6 billion). This change contributed to an increase in our Assets-to-Capital multiple, a measure of capital adequacy, increasing it to 18.1 at the end of the quarter, compared with 17.0 at the end of 2004. Our regulator, the Office of the Superintendent of Financial Institutions, has provided capital relief by allowing us to exclude most of these assets from risk-weighted assets for the first two quarters of fiscal 2005 (1.23 percentage points impact on our Tier 1 Capital Ratio). It is our intention to restructure these VIEs.

During the quarter, we repurchased 2,046,500 Bank of Montreal common shares for $115 million, representing an average cost of $56.16 per share. There have been 3,425,900 common shares repurchased under the existing normal-course issuer bid that expires on August 6, 2005 and pursuant to which BMO is permitted to repurchase up to 15 million common shares.

On February 22, 2005, BMO’s Board of Directors approved a quarterly dividend payable to common shareholders of $0.46 per share, representing an increase of $0.02 or 4.5% per share from the first quarter dividend of $0.44 per share. Quarterly dividends have increased 15% from the second quarter of 2004.

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 16, 2005	Canadian dollar amount
Common shares	500,205,952
Class B Preferred Shares
Series 5	$ 200,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$ 200,000,000
Series 6	$ 250,000,000
Series 10	$ 396,000,000

Stock options
— vested	25,125,030
— non-vested	5,448,061

Notes 18 and 19 to the audited financial statements on pages 108 and 109 and the table on page 52 in the Annual MD&A included in the 2004 Annual Report provide details on share capital.

Credit Rating

BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA– with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers.

Preferred rate loan agreements were discussed in Note 24 of the audited consolidated financial statements on page 118 of the 2004 Annual Report. There were no amounts advanced under these preferred rate loan agreements in the quarter.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and VIEs, which were described on page 53 of the 2004 Annual Report. On November 1, 2004, we began consolidating our customer securitization vehicle VIEs in accordance with new accounting requirements. This change in accounting is more fully described in Note 2 on page 23 of the attached unaudited interim consolidated financial statements. There were no other significant changes to these off-balance sheet arrangements during the three months ended January 31, 2005.

10   BMO Financial Group First Quarter Report 2005

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2004 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 on pages 23 and 24 of the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2004, specifically, changes related to liabilities and equity, variable interest entities and merchant banking investments. These changes and their impact on results are consistent with the discussion in our Annual MD&A on page 57 of the Annual Report.

Pages 55 and 56 of the 2004 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes

Financial Instruments, Hedges and Comprehensive Income

The Canadian Institute of Chartered Accountants has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our securities and derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot determine the impact that these rules will have on our consolidated financial statements as this will be dependent on fair values at the time of adoption.

Review of Operating Groups Performance

The following sections review the financial results of each of our operating groups for the first quarter of 2005, and outline some of their business achievements in the first quarter.

Certain prior period data has been restated to reflect changes due to accounting policies adopted in the first quarter of 2005, which are outlined in Note 2 on pages 23 and 24 of the attached unaudited interim consolidated financial statements.

On November 1, 2004, BMO implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.

Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

Operating Groups Summary Income Statements and Statistics for Q1-2005

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	874	140	275	(63)	1,226
Non-interest revenue	412	341	433	27	1,213

Total revenue (teb)	1,286	481	708	(36)	2,439
Provision for (recovery of) credit losses	74	1	25	(57)	43
Non-interest expense	762	367	372	32	1,533

Income before income taxes and non-controlling interest in subsidiaries	450	113	311	(11)	863
Income taxes (teb)	156	40	75	(24)	247
Non-controlling interest in subsidiaries	—	—	—	14	14

Net income Q1-2005	294	73	236	(1)	602

Net income Q4-2004	267	53	191	40	551

Net income Q1-2004	241	54	205	21	521

Other statistics
Net economic profit	159	41	126	nm	289
Return on equity	22.1%	18.2%	23.2%	nm	19.4%
Cash return on equity	22.7%	20.7%	23.2%	nm	20.0%
Non-interest expense-to-revenue ratio (teb)	59.2%	76.4%	52.6%	nm	62.9%
Cash non-interest expense-to-revenue ratio (teb)	58.5%	73.5%	52.5%	nm	61.9%
Net interest margin (teb)	2.82%	7.86%	0.68%	nm	1.64%
Average common equity	5,184	1,582	3,967	1,425	12,158
Average assets ($ billions)	122.9	7.1	161.1	5.1	296.2
Full-time equivalent staff	19,541	5,232	2,109	6,583	33,465

nm — not meaningful

BMO Financial Group First Quarter Report 2005  11

Management’s Discussion and Analysis

Personal and Commercial Client Group (P&C)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	874	60	7%		17	2%
Non-interest revenue	412	25	6%		11	3%

Total revenue (teb)	1,286	85	7%		28	2%
Provision for credit losses	74	(1)	—		—	—
Non-interest expense	762	3	—		(14)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	450	83	23%		42	10%
Income taxes (teb)	156	31	25%		15	11%
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—

Net income	294	53	22%		27	10%

Amortization of intangible assets (after tax)	8	—	—		(1)	(2%	)

Cash net income	302	53	21%		26	10%

Return on equity	22.1%		(2.1%	)		(4.8%	)
Cash return on equity	22.7%		(2.3%	)		(5.0%	)
Non-interest expense-to-revenue ratio (teb)	59.2%		(4.1%	)		(2.5%	)
Cash non-interest expense-to-revenue ratio (teb)	58.5%		(4.0%	)		(2.4%	)
Net interest margin (teb)	2.82%		(0.05%	)		0.01%
Average assets	122,939	10,219	9%		1,326	1%

Details on the split of the segment’s Canadian and U.S. results is provided at the end of this section.

Financial Performance Review

Net income of $294 million for the first quarter of 2005 was up $53 million or 22% from the first quarter of 2004, driven by revenue growth and effective cost management in both Canada and the United States. Net income was up $27 million or 9.9% from the fourth quarter.

Revenue for the quarter rose $85 million or 7.1% from the same quarter a year ago to $1,286 million. In Canada, there was strong volume growth across all personal and commercial products, including higher insurance revenue, but revenue growth continues to be affected by shifting customer product preferences toward low-spread products, competitive pressures and the low interest rate environment. The United States also contributed to revenue growth, despite the weaker U.S. dollar, as U.S.-based revenue would have increased 14% if exchange rates were unchanged. In addition to the impact of acquisitions, there was strong growth in consumer loans and a pick up in growth in commercial loans, partially offset by lower margins.

Revenue grew $28 million or 2.1% from the fourth quarter, driven by strong volume growth and higher card fee revenue in Canada, partially offset by lower transaction-based revenues, which are typically higher in the fourth quarter of the year. Revenue in the fourth quarter was lowered by a $14 million adjustment to card fees to increase the recorded liability associated with our customer rewards program due to rising reward redemption rates. In the United States, revenue declined but would have increased 3.7% if exchange rates were unchanged, primarily due to strong loan growth.

Non-interest expense of $762 million in the first quarter was up only $3 million from a year ago. Canadian personal and commercial banking costs decreased marginally, as higher employee-related costs and technology spending were offset by other cost efficiencies. U.S. expenses were up marginally but would have increased 9.9% if exchange rates were unchanged, primarily the result of acquisitions and the addition of five new branches.

Relative to the fourth quarter, non-interest expense was $14 million or 2.0% lower, primarily due to lower employee-related costs and marketing expenses in Canada and the impact of the weaker U.S. dollar.

The Group’s productivity ratio improved to 59.2% from 63.3% in the first quarter of 2004, and from 61.7% in the fourth quarter. The year-over-year improvement is expected to slow in the second half of the year due in part to the earnings pattern of 2004. The cash productivity ratio improved 400 basis points from the first quarter a year ago and 240 basis points from the fourth quarter to 58.5%.

Net income from U.S. operations included in Group results represented 10.4% of total Personal and Commercial Client Group net income in the first quarter of 2005, compared with 11.0% in the prior year and 11.6% in the fourth quarter.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $115 million of corporate mid-market revenue and $39 million of net income in U.S. results for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 21.0% of the Group’s earnings for the quarter, compared with 10.4% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 23.7% of the Group’s revenue for the quarter, compared with 16.8% cent as currently reported. On a similarly adjusted basis, the non-interest expense-to-revenue ratio for this quarter would be 57.2%, compared with 59.2% as currently reported.

12  BMO Financial Group First Quarter Report 2005

Personal and Commercial Client Group Adjusted to Include U.S.-based Mid-market Business

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
United States — revenue	330	(8)	(2%	)	(18)	(5%	)
Total revenue (teb)	1,401	67	5%		13	1%

United States — net income	70	(1)	(2%	)	(6)	(7%	)
Total net income	333	47	16%		22	7%

United States — non-interest expense-to-revenue ratio	59.2%		0.6%			1.1%
Total — non-interest expense-to-revenue ratio	57.2%		(3.2%	)		(1.8%	)

Business Developments and Achievements

The Group’s priorities for fiscal 2005 are outlined on pages 37 and 39 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7.6 billion or 8.0% from the first quarter of 2004 and $1.4 billion or 1.4% from the fourth quarter. Personal and commercial deposits grew $3.6 billion or 9.5% from a year ago and $0.9 billion or 2.2% from the fourth quarter.

•	In Canada, the most recently available data (September 2004) indicates that BMO continued to rank second in business banking market share for business loans $5 million and below. Business banking market share decreased 25 basis points to 18.50% from the previous period (June 2004) after adjusting for a competitor reclassification that resulted in approximately a 40 basis point reduction of BMO’s reported market share. Competitive pricing across all segments, combined with weakness in the independent business segment, were primary drivers of our market share decline. Business banking market share statistics are issued by The Canadian Bankers Association (CBA) on a one calendar quarter lag basis.

•	In Canada, the most recently available data indicates that our total share of the banking industry’s personal market business was 13.05%, a decrease of 7 basis points from the previous quarter and 21 basis points from a year ago. Strong growth in mutual funds continues to be offset by erosion in personal loan market share. Total personal market share results have been revised to include securitized personal loans, a better representation of underlying performance for the reporting periods. Personal market share statistics are issued on a one-month lag basis.

•	Deployment of BMO Connect Releases 1.1 and 1.2 to 16,000 customer-facing and customer-support staff is now complete. This initiative allows for a streamlined, standardized and customer-centered sales and service process, helping us achieve our strategy of proactively providing value-added products and services to customers based on customer behaviour and customer preferences. Sales and support staff can now initiate, manage and track sales opportunities, referrals and customer service requests resulting in time efficiencies and reduced incidence of errors. As a multi-year technology project, BMO Connect contributes to P&C Canada’s productivity improvement by providing our customer-facing and customer-support staff with a fully integrated, seamless, end-to-end process and technology capability that will enable them to more effectively and efficiently serve and sell to our personal and commercial customers.

•	As part of ongoing efforts to help our business banking customers manage their financial affairs, we launched a special rate sale as part of the ‘What’s Next?’ national campaign. Under this promotion, which runs until March 31, 2005, business customers can increase borrowings of up to $250,000 at prime for a period of one year on key business loan products.

•	In the United States, loans increased $2.0 billion or 13% from a year ago. Consumer loans grew 12% in a highly competitive market, while small business loans grew 16% as businesses began to increase their borrowings.

•	We added two new branches (net) and completed the acquisition of Mercantile Bancorp Inc., located in Northwest Indiana, which included 19 locations. This increased our Harris community banking network to 189 locations in Chicago and Northwest Indiana.

•	The consolidation of our 26 separate bank charters in the United States is expected to occur in May 2005 and we anticipate benefits to start to accrue in 2006 as system modifications and business processes become fully integrated.

BMO Financial Group First Quarter Report 2005   13

Management’s Discussion and Analysis

P&C — Canada

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	700	47	7%		17	2%
Non-interest revenue	371	28	8%		14	4%

Total revenue (teb)	1,071	75	7%		31	3%
Provision for credit losses	67	(1)	—		—	—
Non-interest expense	606	—	—		(11)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	398	76	23%		42	12%
Income taxes (teb)	135	29	26%		14	12%
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—

Net income	263	48	22%		28	11%

Amortization of intangible assets (after tax)	4	2	50%		—	—

Cash net income	267	50	22%		28	11%

Non-interest expense-to-revenue ratio (teb)	56.6%		(4.3%	)		(2.7%	)
Cash non-interest expense-to-revenue ratio (teb)	56.4%		(4.3%	)		(2.7%	)
Net interest margin (teb)	2.68%		(0.01%	)		0.02%
Average assets	103,609	6,977	7%		1,343	1%

P&C — Chicagoland

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	174	13	8%		—	—
Non-interest revenue	41	(3)	(6%	)	(3)	(5%	)

Total revenue (teb)	215	10	5%		(3)	(1%	)
Provision for credit losses	7	—	—		—	—
Non-interest expense	156	3	2%		(3)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	52	7	18%		—	—
Income taxes (teb)	21	2	21%		1	5%
Non-controlling interest in subsidiaries	—	—	—		—	—

Net income	31	5	16%		(1)	—

Amortization of intangible assets (after tax)	4	(2)	(33%	)	(1)	(20%	)

Cash net income	35	3	13%		(2)	(4%	)

Non-interest expense-to-revenue ratio (teb)	72.1%		(2.5%	)		(0.9%	)
Cash non-interest expense-to-revenue ratio (teb)	68.7%		(2.7%	)		(0.9%	)
Net interest margin (teb)	3.58%		(0.40%	)		—
Average assets	19,330	3,242	20%		(17)	—

P&C — Chicagoland Select Financial Data (U.S. $ in millions)
Net interest income (teb)	144	21	17%		6	5%
Non-interest revenue	35	1	—		—	—

Total revenue (teb)	179	22	14%		6	4%
Non-interest expense	129	12	8%		3	2%
Net income	25	4	26%		—	4%
Average assets	15,972	3,663	30%		666	4%

14  BMO Financial Group First Quarter Report 2005

Private Client Group (PCG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	140	2	1%		7	5%
Non-interest revenue	341	9	3%		30	10%

Total revenue (teb)	481	11	2%		37	8%
Provision for credit losses	1	(1)	(27%	)	—	—
Non-interest expense	367	(25)	(6%	)	6	2%

Income before income taxes	113	37	47%		31	38%
Income taxes (teb)	40	18	71%		11	37%

Net income	73	19	37%		20	39%

Amortization of intangible assets (after tax)	10	—	—		—	—

Cash net income	83	19	30%		20	34%

Return on equity	18.2%		4.9%			5.1%
Cash return on equity	20.7%		4.5%			5.0%
Non-interest expense-to-revenue ratio (teb)	76.4%		(7.0%	)		(5.0%	)
Cash non-interest expense-to-revenue ratio (teb)	73.5%		(6.3%	)		(4.6%	)
Net interest margin (teb)	7.86%		(0.09%	)		0.55%
Average assets	7,050	145	2%		162	(2%	)

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	105	(4)	(4%	)	6	6%
Non-interest expense	100	(11)	(10%	)	(13)	(12%	)
Net income	3	4	+100%		12	+100%
Cash net income	11	4	38%		12	+100%
Average assets	2,864	129	5%		(3)	—

Financial Performance Review

Net income was a record $73 million for the quarter, an increase of $19 million or 37% from the first quarter of 2004. The earnings growth was achieved through higher non-interest revenue combined with lower expense levels, as the Group continued its focus on business optimization. Relative to the fourth quarter of 2004, net income increased $20 million or 39%, due to higher non-interest revenue.

Revenue of $481 million in the first quarter was $11 million or 2.2% higher than a year ago, but would have increased $21 million or 4.3% if the Canadian/U.S. dollar exchange rate remained unchanged. Successful revenue generating initiatives combined with generally positive market conditions drove higher commission and fee-based revenues in Full-Service Investing, while the mutual fund businesses also experienced revenue growth through positive net sales and increased managed asset levels. Competitor-driven pricing reductions and lower client trade volumes reduced commission revenue in Direct Investing. Net interest income remained relatively unchanged as the low interest rate environment continued to affect demand for term investment products. Relative to the fourth quarter of 2004, revenue rose $37 million or 8.3% on higher non-interest revenue, due primarily to increased client trading activity in the Full-Service and Direct Investing businesses.

Non-interest expense of $367 million in the first quarter decreased $25 million or 6.4%, but would have decreased $15 million or 3.9% if the Canadian/U.S. dollar exchange rate remained unchanged. Lower expense levels across all of the major business units reflect the benefits of prior year cost reduction initiatives and the Group’s continuous business optimization efforts. The Group’s productivity ratio improved by 700 basis points from a year ago. Relative to the fourth quarter of 2004, non-interest expense rose $6 million or 1.6%. The previous quarter included $20 million of costs related to severance and other business optimization costs, while the current reporting period had increased revenue-based costs.

All amounts in the following discussion on U.S. operations are stated in U.S. dollars. U.S. operations earned net income of $3 million, compared with a net loss of $1 million in the first quarter of 2004. Revenue declined $4 million or 4.4% as the impact of competitor-driven commission pricing reductions, combined with reduced client trade volumes in Direct Investing, offset moderate revenue growth in the Group’s other U.S. businesses. Non-interest expense decreased $11 million or 12% and the productivity ratio improved by 540 basis points. Relative to the fourth quarter, net income improved by $12 million, due primarily to lower expense levels as the fourth quarter included $10 million of severance and other business optimization costs.

BMO Financial Group First Quarter Report 2005  15

Management’s Discussion and Analysis

Business Developments and Achievements

The Group’s priorities for fiscal 2005 are outlined on page 43 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	The Group’s $285 billion of assets under management and administration, including term deposits, increased $7 billion or 3% year-over-year. The Group’s assets under management increased 11% excluding the effect of the weaker U.S. dollar on U.S.-based assets. Assets under administration increased 6% excluding the effect of the weaker U.S. dollar on U.S.-based assets. Term investment products declined 5%.

•	Full-service brokerage assets grew 8% year-over-year to $78 billion. North American Direct Investing assets were $53 billion, an increase of 7% excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	For the second year in a row, Euromoney Magazine, one of Europe’s leading sources on international banking, selected BMO Harris Private Bank as the best private bank in Canada. In addition, Harris Private Bank was ranked seventh out of 35 firms ranked in the United States. The survey identified companies that are recognized by competitors and industry players as leaders in private banking services.

•	The BMO Dividend Fund was named the 2004 Canadian Dividend Fund of the year at this year’s Canadian Investment Awards. This marks the third time since 1999 the BMO Dividend Fund has received this award. The Canadian Investment Awards are determined by a committee of independent judges from across the investment industry.

•	The Harris Insight Family of Funds was named the Number 1 Mutual Fund Family in Barron’s annual ranking of the top 73 fund families. In addition, the Funds were ranked Number 2 out of 67 fund families for the five-year period ended December 31, 2004. Four of the Harris Insight Funds also carry the coveted Morningstar 5-star ranking.

Investment Banking Group (IBG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	275	(49)	(15%	)	(5)	(1%	)
Non-interest revenue	433	37	10%		111	35%

Total revenue (teb)	708	(12)	(2%	)	106	18%
Provision for credit losses	25	(19)	(44%	)	(19)	(43%	)
Non-interest expense	372	(9)	(2%	)	82	28%

Income before income taxes	311	16	6%		43	16%
Income taxes (teb)	75	(15)	(17%	)	(2)	(2%	)

Net income	236	31	15%		45	24%

Amortization of intangible assets (after tax)	—	—	—		—	—

Cash net income	236	31	16%		45	24%

Return on equity	23.2%		5.0%			6.2%
Cash return on equity	23.2%		5.0%			6.2%
Non-interest expense-to-revenue ratio (teb)	52.6%		(0.3%	)		4.3%
Cash non-interest expense-to-revenue ratio (teb)	52.5%		(0.4%	)		4.3%
Net interest margin (teb)	0.68%		(0.21%	)		(0.16%	)
Average assets	161,133	16,633	12%		28,734	22%

IBG U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	273	22	8%		57	27%
Non-interest expense	107	(20)	(23%	)	(27)	(34%	)
Net income	92	28	43%		52	+100%
Average assets	35,053	2,183	7%		7,459	27%

Financial Performance Review

Net income of $236 million for the first quarter of 2005 increased $31 million or 15% from the same quarter a year ago. Reduced revenue in the quarter was more than offset by a reduced provision for credit losses, lower expenses and lower income taxes resulting from a $32 million recovery of prior years’ income taxes. Results also benefited from the Group’s $30 million share of the impact of the change in accounting for merchant banking investments. Net income rose $45 million or 24% from the fourth quarter, reflecting higher revenue, a lower provision for credit losses and the recovery of prior years’ income taxes, partially offset by higher expenses.

Revenue for the first quarter of $708 million fell $12 million or 1.6% from a year ago, driven by lower net interest income resulting from compressed spreads due to the flattening of the yield curve, planned reductions in non-core assets and increased costs of client deposits. The Group’s net interest margin declined by 21 basis points, of which approximately one-half related to the consolidation of VIEs. Non-interest revenue was up on significantly higher trading income and improved origination activity. Net investment securities gains were relatively unchanged, as a result of this quarter’s change in accounting policy to record the merchant banking portfolio at fair value, which added $30 million to the Group’s investment securities gains. The weaker U.S. dollar lowered revenue growth.

16  BMO Financial Group First Quarter Report 2005

Revenue was up $106 million or 18% from the fourth quarter, reflecting higher origination activity, improved commission revenue and significantly higher trading income due to favourable trading conditions and increased client activity in the commodities, foreign exchange and equity markets. Net investment securities gains were relatively unchanged.

Non-interest expense of $372 million in the first quarter was down $9 million or 2.2% relative to a year ago. Higher employee costs were more than offset by lower other operating costs and the weaker U.S. dollar.

Expenses were up $82 million or 28% from the fourth quarter, reflecting higher employee costs, primarily due to higher performance-based compensation this quarter due to the adjustment to align fourth quarter compensation costs with results for that quarter.

The Group’s productivity ratio for the quarter improved by 30 basis points from a year ago to 52.6%. The productivity ratio was up 430 basis points from the fourth quarter, as a result of increased employee costs as described previously.

Net income from U.S. operations represented 47.5% of Group net income this quarter, compared with 41.1% a year ago and 26.5% in the fourth quarter of 2004. The improvement was due to the change in accounting for merchant banking investments and stronger trading revenues in commodities, foreign exchange and equity markets. The increase in trading revenues was more significant in comparison to the fourth quarter. Commission revenues and mergers and acquisitions activity in the United States were also up in comparison to the fourth quarter and U.S.-based expenses were lower.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Currently, the revenue from our mid-market portfolio represents 16.3% of total Group revenue and 34.8% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements

The Group’s priorities for fiscal 2005 are outlined on pages 46 and 47 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 122 Canadian corporate debt and equity transactions, which raised $24.7 billion.

•	Notable IPOs in which BMO Nesbitt Burns was bookrunner or co-bookrunner in the quarter included $368 million for Atlantic Power Corp. cross border Income Participating Securities (IPS), $128 million for U.S. Student Transportation of America, Inc., and $171 million for Keystone Group Holdings Inc. These IPS deals, which represent U.S. income-generating assets sold to Canadian unitholders, were the second, third and fourth of such deals ever brought to the market. We were also co-lead on a $374 million offering of subscription receipts for BFI Canada Income Fund in connection with the agreement between BFI Fund and IESI Corporation to combine their businesses.

•	Supporting our 2005 priority of new product development, BMO Nesbitt Burns’ Structured Products Group announced the addition of several equity-linked principal-protected note offerings to its growing portfolio. The Structured Products Group was formed in 2004 to develop vehicles for investors who are seeking potentially higher rates of return than offered by traditional low-risk investments such as GICs and money market instruments, but are unwilling to risk their principal.

New equity-linked products developed included Bank of Montreal-CI-C.A.P.I.T.A.L. Deposit Notes Callable Class, Series 1. As these note are callable after 2.5 years, they are the shortest-term callable note in the industry. Other new offerings included Bank of Montreal-CI-C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class, Series 1, and two Templeton fund-linked notes. The notes are available through most investment advisors and some are fully eligible for registered plans.

•	Harris Nesbitt facilitated a two-part recapitalization of Venoco Inc. In November 2004, we served, through our banking arm, as lead arranger and sole underwriter of a $102 million senior secured corporate bank facility; then, in December 2004, we were co-lead manager and co-bookrunner in a US$150 million senior note high yield offering for the California-based energy company.

•	We were exclusive financial advisor on the sale of ROM Corporation to Hampshire Equity Partners, and co-manager to Majesco Holdings Inc. on its six million share follow-on offering of common stock.

•	The U.S. Securitization Group successfully closed 22 transactions in the first quarter. Notable, was our role as co-syndication agent for a US$1.5 billion dollar securitization facility secured by investor capital subscriptions of Lone Star Fund V (U.S.), L.P. Harris Nesbitt also underwrote US$500 million of the transaction. The Securitization Group also participated in a $229 million transaction backed by a portfolio of healthcare royalty interests and structured a one-year $150 million full recourse bridge facility for CapitalSource Finance, LLC. We also acted as structuring and sole placement agent for the $103.6 million dollar NRB Small Business Loan Trust 2004-1.

BMO Financial Group First Quarter Report 2005  17

Management’s Discussion and Analysis

Corporate Support, Including Technology and Solutions

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	(63)	(52)	(+100%	)	1	2%
Non-interest revenue	27	36	+100%		(12)	(31%	)

Total revenue (teb)	(36)	(16)	(81%	)	(11)	(45%	)
Provision for (recovery of) credit losses	(57)	49	45%		75	56%
Non-interest expense	32	3	13%		(34)	(49%	)

Income before taxes and non-controlling interest in subsidiaries	(11)	(68)	(+100%	)	(52)	(+100%	)
Income taxes (teb)	(24)	(57)	(+100%	)	(20)	(+100%	)
Non-controlling interest in subsidiaries	14	11	+100%		9	+100%

Net income (loss)	(1)	(22)	(+100%	)	(41)	(+100%	)

Corporate Support U.S. Business
Select Financial Data (U.S. $ in millions)
Revenue	(23)	5	20%		7	17%
Provision for credit losses	(23)	(35)	(+100%	)	2	8%
Non-interest expense	9	(2)	(18%	)	(5)	(32%	)
Income taxes	(22)	(15)	(+100%	)	(8)	(57%	)
Net income	8	55	+100%		16	+100%
Average assets	4,977	(664)	(12%	)	113	2%

Corporate Support

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions

Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

The net loss for the quarter was $1 million, down from net income of $21 million in the first quarter a year ago. Results of a year ago were increased $18 million by the combined effects of the one-time impact of accounting changes that increased revenue by a net $16 million ($11 million after tax), a $40 million ($26 million after tax) reduction of the general allowance for credit losses and a $19 million provision for income taxes related to U.S. real estate. Adjusting for the impact of the above factors, net income declined $4 million.

Relative to the fourth quarter, net income declined $41 million. The decline largely related to a reduced recovery of credit losses, in part due to a $50 million reduction in the general allowance in the fourth quarter, partially offset by proportionately higher tax benefits and lower expenses in the current quarter.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.

Business Developments and Achievements

T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the first quarter of 2005.

•	The agreement to purchase land in the City of Barrie, Ontario was completed on January 31, 2005 to accommodate BMO Financial Group’s new state-of-the-art data centre. The Barrie Computing Centre is scheduled for occupation in June 2006 and will augment our existing data centres by providing BMO with a highly efficient processing infrastructure that will support BMO operations worldwide. Construction began in mid-February.

18  BMO Financial Group First Quarter Report 2005

The Annual Meeting of Shareholders was held on February 22, 2005 in Toronto, Ontario.

Chairman of the Board David Galloway welcomed shareholders to the 187th Annual Meeting of the Bank. In his remarks, Mr. Galloway acknowledged the contributions of three directors who were not standing for re-election to the Board: Blair MacAulay, retiring after 33 years of service to the Board; Frank McKenna, seven years of service; and, Joe Rotman, five years of service.

The Shareholders elected the fifteen individuals standing for election as directors: Robert Astley, Stephen Bachand, David Beatty, Robert Chevrier, Tony Comper, Ron Farmer, David Galloway, Harold Kvisle, Eva Lee Kwok, Bruce Mitchell, Philip Orsino, Robert Prichard, Jeremy Reitman, Guylaine Saucier and Nancy Southern. The firm of KPMG LLP was appointed auditor of the Bank. The eight shareholder proposals submitted for shareholders’ consideration were defeated, as recommended by management.

In his remarks to shareholders, President and Chief Executive Officer Tony Comper discussed the future of financial services in North America and BMO’s place in this future. He also highlighted plans for more aggressive expansion of BMO’s U.S. businesses.

Karen Maidment, Senior Executive Vice-President and Chief Financial Officer, reviewed BMO Financial Group’s fiscal 2004 performance and 2005 first quarter results and highlighted five of the key financial parameters that are always top of mind at BMO Financial Group when managing for long-term growth and value.

Shareholders wishing to receive the minutes of the meeting may contact Shareholder Services, Corporate Secretary’s Department, at the address shown below. Results of voting on the items considered at the meeting can be found on the Bank’s web site at www.bmo.com/investorrelations or on www.sedar.com.

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price
November 2004	$55.36
December 2004	$57.32
January 2006	$55.56

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com

For other shareholder information, please contact
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com

For further information on this report, please contact
Investor Relations Department
P.O. Box 1
One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1

To review financial results online, please visit our web site at www.bmo.com